Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds- sutherland.us

July 12, 2023

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-264909

Dear Ms. Rossotto:

As requested by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”), this letter serves to present the position of the Staff related to the Warrants (as defined below) issued by Destiny Tech100 Inc. (the “Company”) as communicated to us telephonically and to describe the actions that have been taken and will be taken by the Company in response thereto.

Background

The Company was formed on November 18, 2020 as a Maryland corporation and operated as a private fund exempt from registration pursuant to Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”), from its commencement of operations in January 2021 until May 13, 2022, when the Company registered as an investment company under the 1940 Act through the filing of Form N-8A with the SEC.

In January 2021, the Company commenced a private offering (the “Private Offering”) of Simple Agreements for Future Equity (“SAFEs”) pursuant to Rule 506(b) under the Securities Act of 1933, as amended, to a limited number of qualified purchasers, as such term is defined under Section 2(a)(51)(A) of the 1940 Act. As additional consideration in connection with the offer and sale of the SAFEs, the Company issued to investors warrants (the “Warrants”) to purchase additional shares of the Company’s common stock at a purchase price of $11.50 per Warrant, subject to certain adjustments set forth in the SAFE Agreement entered into between the Company and purchasers of SAFEs. Pursuant to the terms of the Warrant Agreement, the Warrants had an expiration date of January 1, 2026.

In written comments provided by the Staff on June 13, 2022 regarding the Company’s Registration Statement on Form N-2, the Staff noted that the expiration date of the Warrants was beyond 120 days from the date of issuance and asked the Company for an analysis as to how the issuance of the Warrants complied with Section 18(d) of the 1940 Act. In correspondence filed with the SEC on July 8, 2022 and December 1, 2022, the Company presented its position as to why the issuance of the Warrants was consistent with prior No Action Letters published by the Staff and did not violate Section 18(d) of the 1940 Act.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

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Karen Rossotto, Senior Counsel July 12, 2023 Page 2

Conclusion

During a telephone conversation on March 17, 2023, the Staff expressed its view that the facts surrounding the issuance of the Warrants was not consistent with prior No Action positions taken by the Staff and, therefore, the Warrants expired 120 days following the Company’s registration as an investment company under the 1940 Act. The Company accepted the SEC’s position and backdated the Warrants as having expired 120 days following May 13, 2022, the date of the Company’s registration as an investment company.

In order to make investors in the Private Offering whole, and as described more fully in the Registration Statement, the Company obtained approval from its board of directors to issue to all former SAFE holders replacement warrants in the same proportion as the Warrants that were issued in the Private Offering. The replacement warrants are expected to be issued immediately prior to the listing of the Company’s shares on the NYSE and will have the following terms: an exercise price equal to the Company’s NAV per share as of the date of issuance; a cashless exercise option; and an expiration date 119 days after the date of issuance in compliance with Section 18(d) of the 1940 Act.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262 or Steven Boehm at (202) 383-0176.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP Jay Williamson, Securities and Exchange Commission David Manion, Securities and Exchange Commission Sohail Prasad, Destiny Tech100 Inc.

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